Exhibit 99.1

News Release

For immediate release

Gildan Activewear Announces Fiscal 2009 Fourth Quarter and Full Year Results
– Fourth Quarter EPS of U.S. $0.35 After Negative Impact of U.S. $0.07 Charge for Distributor Inventory Devaluation –
– Further Market Share Gains in U.S. Wholesale Distributor Channel –
– Free Cash Flow of U.S. $113 million in Quarter –
– Company Announces New Retail Programs for Fiscal 2010 –
– Business Outlook and Assumptions Provided for Fiscal 2010 –
– Company Appoints New Independent Board Members –

Montréal, Thursday, December 10, 2009 – Gildan Activewear Inc. (GIL; TSX and NYSE) today announced its financial results for the fourth quarter of its 2009 fiscal year as well as for the full fiscal year. The Company also updated its outlook and business plans for fiscal 2010, including the announcement of new retail programs which Gildan has been awarded.

Fourth Quarter Sales and Earnings

Gildan reported net earnings of U.S. $42.4 million and diluted EPS of U.S. $0.35 for its fourth fiscal quarter ended October 4, 2009, after reflecting a charge of U.S. $8.9 million or U.S. $0.07 per share for a special distributor inventory devaluation discount, as described more fully below. Net earnings in the fourth quarter of fiscal 2008 amounted to U.S. $21.8 million, or U.S. $0.18 per share on a diluted basis. Before a special income tax charge of U.S. $26.9 million or U.S. $0.22 per share recorded in the fourth quarter of last year, adjusted net earnings and diluted EPS in the fourth quarter of fiscal 2008 amounted to U.S. $49.7 million or U.S. $0.41, respectively.

Adjusted EPS in the fourth quarter of fiscal 2009, before reflecting the impact of the special devaluation discount, increased by U.S. $0.01 compared to adjusted EPS in the fourth quarter of fiscal 2008, before reflecting the special income tax charge. The positive EPS impact of increased manufacturing efficiencies, favourable product-mix and lower selling, general and administrative expenses was essentially offset by lower activewear selling prices, lower unit sales, and the impact of planned production downtime taken in the fourth quarter of fiscal 2009.

Early in the first quarter of fiscal 2010, the Company reduced gross selling prices for the majority of its activewear products in the U.S. wholesale distributor channel, and applied the benefit of the selling price reduction to inventories held by distributors through a special inventory devaluation discount. Net sales and gross margins in the fourth quarter of fiscal 2009 reflected both the significant negative impact of the short-term promotions in the fourth quarter as well as the impact of the special discount, which is accounted for as an adjustment to sales in the fourth quarter. Gross margins in the first quarter of fiscal 2010 will reflect the impact of the reduction in gross selling prices, but the negative impact in the first quarter is expected to be partially offset by a reduction in short-term promotions. The Company believes that the approach it has taken to pricing is enhancing the ability of its wholesale distributors to plan their business and helping to stimulate screenprinter demand for Gildan products.

Net sales in the fourth quarter of fiscal 2009 amounted to U.S. $301.7 million, down 7.1% from U.S. $324.7 million in the fourth quarter of last year. Sales of activewear and underwear were U.S. $240.8 million, down 4.8% from U.S. $253.0 million last year, and sales of socks were U.S. $60.9 million, down 15.1% from U.S. $71.7 million last year.

The decrease in sales of activewear and underwear was due to lower unit selling prices and a 1.3% reduction in unit sales volumes, as a result of weaker economic conditions, as well as the impact of the special discount and currency changes, partially offset by more favourable activewear product-mix. The reduction in unit sales volumes of activewear and underwear in the fourth quarter was due to a 12.3% decline in overall industry unit shipments from U.S. distributors to U.S. screenprinters, largely offset by increased market share in all product categories, as well as increased shipments to international and other screenprint markets.

The table below summarizes data from the S.T.A.R.S. report produced by ACNielsen Market Decisions, which tracks unit volume shipments from U.S. wholesale distributors to U.S. screenprinters, for the calendar quarter ended September 30, 2009.

	Three months ended		Three months ended
	September 30,		September 30,
	2009 vs. 2008		2009	2008
	Unit Growth		Market Share
	Gildan	Industry	Gildan
All products	(6.0)%	(12.3)%	57.1%	53.4%
T-shirts	(6.6)%	(12.3)%	57.7%	54.4%
Fleece	2.1%	(10.7)%	56.9%	49.9%
Sport shirts	(0.5)%	(15.4)%	44.2%	37.8%

Overall inventories in the U.S. wholesale distributor channel at September 30, 2009 were down by 22.2% compared with a year ago, and Gildan’s share of distributor inventories was 50.1%, compared with its market share of 57.1% in the fourth quarter as shown above.

The reduction in sales of socks in the fourth quarter compared to a year ago was due to the discontinuance of unprofitable sock programs and inventory fluctuations at the retailer level. The impact of these factors was largely offset by double-digit increases in the sell-through to consumers of continuing programs with major mass-retailer customers. New mass retailer private label sock brands which have been introduced during fiscal 2009 performed strongly in the fourth quarter and gained market share.

Gross margins in the fourth quarter were 25.7%, including the negative impact of the special distributor inventory devaluation discount. Before reflecting the impact of this charge, gross margins for the quarter were 28.7%, compared to 26.8% in the fourth quarter of fiscal 2008. The improvement in gross margins before the special discount was primarily due to increased manufacturing efficiencies, including lower cotton and energy costs, and more favourable activewear product-mix, partially offset by significantly increased promotional discounts for activewear in the U.S. distributor channel, compared with a year ago. Gross margins in the fourth quarter of fiscal 2009 were also impacted by production downtime, which reduced margins by approximately 1.6%.

Selling, general and administrative expenses in the fourth quarter were U.S. $34.1 million, or 11.3% of sales, compared to U.S. $36.7 million, or 11.3% of sales in the fourth quarter of fiscal 2008. The reduction in SG&A expenses was primarily due to efficiencies and savings achieved in the management of distribution expenses, as well as the impact of the lower-valued Canadian dollar on corporate administrative expenses, partially offset by higher depreciation expenses and an increase in provisions for doubtful accounts receivable exposures.

Full Year Sales and Earnings

Net sales for fiscal 2009 were U.S. $1,038.3 million, down 16.9% from fiscal 2008 due to a 10.2% decline in activewear unit volumes, unfavourable activewear product-mix, lower activewear net selling prices, a 17.0% decrease in sock sales primarily due to the elimination of unprofitable sock product-lines during fiscal 2008, and the negative impact of the stronger U.S. dollar on Canadian and international activewear sales. The lower unit sales volumes for activewear were primarily due to the decline in overall industry unit shipments by U.S. wholesale distributors to screenprinters and inventory reductions by U.S. wholesale distributors, which more than offset Gildan’s market share gains in the U.S. screenprint channel, and increased penetration of other target screenprint markets.

Net earnings for fiscal 2009 were U.S. $95.3 million, or U.S. $0.79 per share on a diluted basis, compared with net earnings of U.S. $146.4 million or U.S. $1.20 per share for the same period last year. Before restructuring charges in both years, adjusted net earnings were U.S. $99.7 million, or U.S. $0.82 per share, compared to U.S. $151.3 million, or U.S. $1.24 per share, for the same period last year. The reduction in net earnings and EPS compared to fiscal 2008 was due to significantly lower activewear unit sales volumes and gross margins, partially offset by lower SG&A and financial expenses and the non-recurrence of an income tax charge in the fourth quarter of 2008.

Cash Flows and Financial Position

The Company generated free cash flow of U.S. $112.9 million in the fourth quarter. Inventories in the fourth quarter were reduced by U.S. $37.7 million, and the Company ended the fiscal year with inventories of U.S. $301.9 million, compared with U.S. $316.2 million at the end of fiscal 2008. The Company believes that its current level of finished goods inventories is appropriate in the context of current market conditions, and is not currently planning production downtime in the first quarter of fiscal 2010, other than the normal holiday shutdown over the Christmas period. Accounts receivable collections were further improved during the fourth quarter. Days of sales outstanding in accounts receivable at the end of the fiscal year amounted to 45 days, compared to 52 days at the end of fiscal 2008. The Company ended the fiscal year with cash and cash equivalents of U.S. $99.7 million, and its U.S. $400 million bank credit facility was unutilized.

New Retail Programs for Fiscal 2010

The Company has continued to build on the successful performance of its private label sock programs and has been awarded a major strategic underwear program as well as a smaller underwear program and three further sock programs, which are all expected to begin shipment in the second quarter of fiscal 2010. The Company is currently in active discussions to secure further opportunities with mass retailers for new programs during fiscal 2010. The annualized full year incremental sales revenue from the additional new mass-market retail programs already obtained by the Company in fiscal 2010 is currently estimated to be approximately U.S. $70 million. In addition, the Company is continuing to achieve further penetration with its Gildan branded products in regional retail chains.

Fiscal 2010 Outlook and Business Plans

The Company is currently planning for fiscal 2010 on the basis of the continuation of weak macro economic conditions, although it believes that it is in a position to take advantage of any unanticipated improvement in overall industry demand during fiscal 2010. Based on assuming no growth in industry demand, and without including any further new retail programs which the Company may obtain during fiscal 2010, Gildan expects to achieve unit volume growth of approximately 25% in activewear and underwear and approximately 5% in socks compared to fiscal 2009, after taking account of the negative impact of the discontinued sock programs. The projected growth in unit sales is due to assumed higher market share in the U.S. wholesale distributor channel, the assumed non-recurrence of wholesale distributor destocking which occurred during the first half of fiscal 2009, continued penetration of international and other screenprint markets, the impact of the new retail programs which have been obtained and continued growth in existing retail programs.

In order to maintain its market leadership and drive top-line growth, the Company is prepared to continue to price aggressively, in the assumed environment of weak global economic conditions and weak industry demand. Assuming an approximate 5% decline in selling prices in fiscal 2010 compared to fiscal 2009, and the impact of a higher proportion of underwear in the Company’s product-mix, consolidated net sales in fiscal 2010 are projected to be slightly in excess of U.S. $1.2 billion, up approximately 17% from fiscal 2009.

Although gross margins in the fourth quarter of fiscal 2009, before reflecting the impact of the devaluation charge, were 28.7%, and gross margins in the first quarter of fiscal 2010 are expected to be close to the same level, gross margins in the balance of fiscal 2010 are expected to be negatively impacted by further promotional discounting and by volatility in cotton, energy and other commodity costs. Also, gross margins in the first and fourth quarters of the fiscal year traditionally benefit from a more favourable seasonal activewear product-mix. Assuming that net selling prices in the balance of the year are impacted by additional promotional discounting and that the Company covers the balance of its cotton requirements for fiscal 2010 at current forward rates, the Company is currently projecting that gross margins for the full fiscal year will be approximately 26%.

Gildan is projecting capital expenditures of approximately U.S. $130 million in fiscal 2010, compared to U.S. $45 million in fiscal 2009. In November 2009, the Company completed the acquisition of a state-of-the-art distribution centre in Charleston, S.C., for approximately U.S. $20 million. This facility will be utilized to support the Company’s retail strategy, and is also expected to generate cost reductions and improved efficiencies as a result of consolidating existing distribution capacity. Other significant capital projects that are planned for fiscal 2010 include the completion of the Rio Nance 4 sock facility, further textile expansion and energy cost reduction projects, and the purchase of a new office building in Barbados which was not finalized during the fourth quarter of fiscal 2009.

The Company expects to continue to generate positive free cash flow after capital expenditures in fiscal 2010, and therefore expects to continue to accumulate cash on its balance sheet. During the 2010 fiscal year, the Company intends to conduct an evaluation of options for the deployment of cash balances not required to finance its organic growth, in order to maximize returns to shareholders.

Board Appointments

Gildan also announced today the appointments of George Heller and James R. Scarborough to its Board of Directors. Mr. Heller and Mr. Scarborough have both had successful careers as business leaders in the retail sector spanning over thirty-five years. Until his retirement in 2006, George Heller served as President and Chief Executive Officer of the Hudson’s Bay Company, Canada’s largest diversified general merchandise retailer. Mr. Heller previously held a number of other senior positions in the retail industry, including President and Chief Executive Officer of Kmart Canada, President, North America and Europe for Bata Industries Ltd. and Executive Vice-President of Woodwards Department Stores. Mr. Heller also served as President and Chief Executive Officer of the Victoria Commonwealth Games. James R. Scarborough currently serves as Chairman of the Board of Stage Stores, Inc., a U.S.-based specialty department store retailer that operates over 730 department stores in thirty-eight states. Mr. Scarborough joined Stage Stores in 2000 as President and Chief Executive Officer, and held this position until his retirement in 2008. Mr. Scarborough previously held other senior positions in the retail sector, including President and Chief Executive Officer of Busy Body, Inc. and Seattle Lighting Fixtures Co. With the addition of Mr. Heller and Mr. Scarborough, Gildan’s Board of Directors now comprises nine members, of which eight are independent of management.

Disclosure of Outstanding Share Data

As of November 30, 2009, there were 120,970,339 common shares issued and outstanding along with 1,503,514 stock options and 951,403 dilutive restricted share units (“Treasury RSUs”) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of 50% or more of the Treasury RSU grants are dependent upon the financial performance of the Company, relative to a benchmark group of Canadian publicly-listed companies.

Information for Shareholders

This release should be read in conjunction with Gildan’s 2009 Annual Management’s Discussion and Analysis (“MD&A”) dated December 9, 2009 and its annual consolidated financial statements for the year ended October 4, 2009 (available later today at http://gildan.com/corporate/IR/quarterlyReports.cfm) which is incorporated by reference in this release, and which will be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission.

Gildan Activewear Inc. will hold a conference call to discuss these results today at 8:30 AM EST. The conference call can be accessed by dialing 800-261-3417 (Canada & U.S.) or 617-614-3673 (international) and entering passcode 98938094, or by live sound webcast on Gildan's Internet site ("Investor Relations" section) at the following address: http://gildan.com/corporate/IR/webcastPresentations.cfm. If you are unable to participate in the conference call, a replay will be available starting that same day at 11:30 AM EST by dialing 888-286-8010 (Canada & U.S.) or 617-801-6888 (international) and entering passcode 51896641, until December 17, 2009 at midnight, or by sound web cast on Gildan's Internet site for 30 days.

Profile

Gildan is a vertically-integrated marketer and manufacturer of quality branded basic apparel. The Company is the leading supplier of activewear for the screenprint market in the U.S. and Canada. It is also a leading supplier to this market in Europe, and is establishing a growing presence in Mexico and the Asia-Pacific region. The Company sells T-shirts, sport shirts and fleece in large quantities to wholesale distributors as undecorated “blanks”, which are subsequently decorated by screenprinters with designs and logos. Consumers ultimately purchase the Company’s products, with the Gildan label, in venues such as sports, entertainment and corporate events, and travel and tourism destinations. The Company’s products are also utilized for work uniforms and other end-uses to convey individual, group and team identity. The Company is also a leading supplier of private label and Gildan branded socks primarily sold to mass-market retailers. In addition, Gildan has an objective to become a significant supplier of men’s and boys’ underwear and undecorated activewear products to mass-market retailers in North America.

Forward-Looking Statements

Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risks and Uncertainties” section and the risks described under the section “Financial Risk Management” of the 2009 Annual MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

  our ability to implement our growth strategies and plans, including achieving market share gains, implementing cost reduction initiatives and completing and successfully integrating acquisitions;

  the intensity of competitive activity and our ability to compete effectively;

  adverse changes in general economic and financial conditions globally or in one or more of the markets we serve;

  our reliance on a small number of significant customers;

  the fact that our customers do not commit contractually to minimum quantity purchases;

  our ability to anticipate changes in consumer preferences and trends;

  our ability to manage inventory levels effectively in relation to changes in customer demand;

  fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton and polyester fibres;

  our dependence on key suppliers and our ability to maintain an uninterrupted supply of raw materials;

  the impact of climate, political, social and economic risks in the countries in which we operate, including the current political instability in Honduras;

  disruption to manufacturing and distribution activities due to labour disruptions, political instability, bad weather, natural disasters and other unforeseen adverse events;

  changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;

  factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;

  compliance with applicable environmental, tax, trade, employment, health and safety, and other laws and regulations in the jurisdictions in which we operate;

  our significant reliance on computerized information systems for our business operations;

  changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;

  negative publicity as a result of violation of labour laws or unethical labour or other business practices by the Company or one of its third-party contractors;

  our dependence on key management and our ability to attract and retain key personnel;

  changes to and failure to comply with consumer product safety laws and regulations, including the recently enacted U.S. Consumer Product Safety Improvement Act;

  changes in accounting policies and estimates; and

  exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s fiscal 2010 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

Non-GAAP Financial Measures

This release includes reference to certain non-GAAP financial measures such as EBITDA, adjusted net earnings, adjusted diluted EPS, free cash flow, total indebtedness, and cash in excess of total indebtedness/net indebtedness. These non-GAAP measures do not have any standardized meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below.

(1) EBITDA

EBITDA is calculated as earnings before interest, taxes and depreciation and amortization and excludes the impact of restructuring and other charges, as well as the non-controlling interest in consolidated joint venture. The Company uses EBITDA, among other measures, to assess the operating performance of our business. We also believe this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. We exclude depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

		Q4 2008		YTD 2008
(in U.S.$ millions)	Q4 2009	Recast*	YTD 2009	Recast*
Net earnings	42.4	21.8	95.3	146.4
Restructuring and other charges	0.8	1.6	6.2	5.5
Depreciation and amortization	17.0	15.2	65.4	57.1
Variation of depreciation included in inventories	1.8	(1.3)	(2.4)	(1.0)
Interest, net	0.2	1.2	1.8	7.2
Income taxes	(0.7)	25.3	(5.8)	34.4
Non-controlling interest of consolidated joint venture	0.1	(0.1)	0.1	0.2
EBITDA	61.6	63.7	160.6	249.8

* Reflects the impact of the change in accounting policy as described in Note 2 to the Condensed notes to the consolidated financial statements.

Certain minor rounding variances exist between the financial statements and this summary.

(2) Adjusted net earnings and adjusted diluted EPS

Adjusted net earnings and adjusted diluted earnings are calculated as net earnings and earnings per share excluding restructuring and other charges, as discussed in Note 16 to the 2009 audited Consolidated Financial Statements. The Company uses and presents these non-GAAP measures to assess its operating performance from one period to the next without the variation caused by restructuring and other charges that could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily non-recurring.

		Q4 2008		YTD 2008
(in U.S.$ millions, except per share amounts)	Q4 2009	Recast*	YTD 2009	Recast*
Net earnings and comprehensive income	42.4	21.8	95.3	146.4
Adjustments for:
Restructuring and other charges	0.8	1.6	6.2	5.5
Income tax recovery on restructuring and other charges	(0.8)	(0.6)	(1.8)	(0.6)
Adjusted net earnings	42.4	22.8	99.7	151.3
Basic EPS**	0.35	0.18	0.79	1.21
Diluted EPS**	0.35	0.18	0.79	1.20
Adjusted diluted EPS**	0.35	0.19	0.82	1.24

* Reflects the impact of the change in accounting policy as described in Note 2 to the Condensed notes to the consolidated financial statements.
** Quarterly EPS may not add to year-to-date EPS due to rounding

Certain minor rounding variances exist between the financial statements and this summary.

(3) Free cash flow

Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. We consider free cash flow to be an important indicator of the financial strength and performance of our business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in our business. We believe this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in U.S.$ millions)	Q4 2009	Q4 2008	YTD 2009	YTD 2008
Cash flows from operating activities	122.1	70.5	169.2	238.9
Cash flows used in investing activities	(8.5)	(14.3)	(34.2)	(227.3)
Adjustments for:
Business acquisitions	1.2	-	1.2	126.8
Restricted cash (reimbursed) paid related to acquisition	(1.9)	-	(4.0)	10.0
Free cash flow	112.9	56.2	132.2	148.4

Certain minor rounding variances exist between the financial statements and this summary.

(4) Total indebtedness and Cash in excess of total indebtedness/Net indebtedness

We consider total indebtedness and (cash in excess of total indebtedness) net indebtedness to be important indicators of the financial leverage of the Company.

(in U.S.$ millions)	Q4 2009	Q4 2008
Current portion of long-term debt	2.8	3.6
Long-term debt	1.6	49.4
Total indebtedness	4.4	53.0

Cash and cash equivalents	(99.7)	(12.4)
(Cash in excess of total indebtedness) Net indebtedness	(95.3)	40.6

Certain minor rounding variances exist between the financial statements and this summary.

CONTACTS:

Investor Relations
Laurence G. Sellyn,	Sophie Argiriou,	Benoit Leroux,
Executive Vice-President,	Director,	Director,
Chief Financial and Administrative Officer	Investor Communications	Corporate Development
Tel: (514) 343-8805	Tel: (514) 343-8815	Tel: (514) 343-8898
Email: lsellyn@gildan.com	Email: sargiriou@gildan.com	Email: bleroux@gildan.com

Media Relations
Geneviève Gosselin,
Director, Corporate Communications
Tel: (514) 343-8814
Email: ggosselin@gildan.com

Gildan Activewear Inc. Consolidated Balance Sheets (in thousands of U.S. dollars)

	October 4, 2009	October 5, 2008
	(audited)	(audited)
		(Recast - note 2)
Current assets:
Cash and cash equivalents	$99,732	$12,357
Accounts receivable	166,762	215,833
Inventories	301,867	316,172
Prepaid expenses and deposits	11,604	10,413
	579,965	554,775

Property, plant and equipment	414,538	436,516
Intangible assets	56,757	59,954
Other assets	9,985	17,277
Assets held for sale	6,544	10,497
Goodwill	6,709	6,709
Future income taxes	7,910	9,283

Total assets	$1,082,408	$1,095,011

Current liabilities:
Accounts payable and accrued liabilities	$124,378	$149,344
Income taxes payable	11,822	46,627
Current portion of long-term debt	2,803	3,556
	139,003	199,527

Long-term debt	1,584	49,448
Future income taxes	23,764	27,331
Non-controlling interest in consolidated joint venture	7,272	7,162

Shareholders' equity:
Share capital	93,042	89,377
Contributed surplus	6,976	6,728

Retained earnings	784,519	689,190
Accumulated other comprehensive income	26,248	26,248
	810,767	715,438
	910,785	811,543

Total liabilities and shareholders' equity	$1,082,408	$1,095,011

See accompanying condensed notes to consolidated financial statements.

Gildan Activewear Inc. Consolidated Statements of Earnings and Comprehensive Income (in thousands of U.S. dollars, except per share data)

	Three months ended		Twelve months ended
	October 4, 2009	October 5, 2008	October 4, 2009	October 5, 2008
	(unaudited)	(unaudited)	(audited)	(audited)
		(Recast - note 1		(Recast - note 1
		& note 2)		& note 2)

Net sales	$301,720	$324,717	$1,038,319	$1,249,711
Cost of sales	224,064	237,631	807,986	911,242

Gross profit	77,656	87,086	230,333	338,469

Selling, general and administrative expenses	34,151	36,709	134,785	142,760
Restructuring and other charges (note 3)	778	1,560	6,199	5,489

Operating income	42,727	48,817	89,349	190,220

Financial expense (income), net (note 5)	1,000	1,795	(304)	9,240
Non-controlling interest in consolidated joint venture	88	(127)	110	230

Earnings before income taxes	41,639	47,149	89,543	180,750

Income taxes	(746)	25,324	(5,786)	34,400

Net earnings and comprehensive income	$42,385	$21,825	$95,329	$146,350

Earnings per share:
Basic EPS	$0.35	$0.18	$0.79	$1.21
Diluted EPS	0.35	0.18	0.79	1.20

Weighted average number of shares outstanding (in thousands):
Basic	120,959	120,531	120,811	120,479
Diluted	121,668	121,558	121,435	121,622

See accompanying condensed notes to consolidated financial statements.

Gildan Activewear Inc. Consolidated Statements of Cash Flows (in thousands of US dollars)

	Three months ended		Twelve months ended
	October 4,	October 5,	October 4,	October 5,
	2009	2008	2009	2008
	(unaudited)	(unaudited)	(audited)	(audited)
		(Recast -		(Recast -
		note 2)		note 2)
Cash flows from (used in) operating activities:
Net earnings	$42,385	$21,825	$95,329	$146,350
Adjustments for:
Depreciation and amortization (note 4)	16,990	15,240	65,407	57,135
Variation of depreciation included in inventories (note 4)	1,828	(1,334)	(2,437)	(957)
Restructuring charges related to assets held for sale and property, plant and equipment (note 3)	408	840	976	2,174
(Gain) loss on disposal of property, plant and equipment	(10)	382	561	1,369
Stock-based compensation costs	812	882	3,007	2,965
Future income taxes	(2,063)	(16,088)	(2,434)	(15,885)
Non-controlling interest	88	(127)	110	230
Unrealized net loss (gain) on foreign exchange and financial derivatives	2,494	(2,475)	(1,012)	(2,222)
	62,932	19,145	159,507	191,159
Changes in non-cash working capital balances:
Accounts receivable	19,760	27,587	48,351	10,263
Inventories	35,860	(23,342)	16,742	(31,178)
Prepaid expenses and deposits	614	1,045	(1,191)	(881)
Accounts payable and accrued liabilities	3,208	8,391	(22,731)	25,700
Income taxes payable	(282)	37,646	(31,499)	43,802
	122,092	70,472	169,179	238,865
Cash flows from (used in) financing activities:
Decrease in amounts drawn under revolving long-term credit facility	(88,000)	(55,000)	(45,000)	(4,000)
Decrease in bank indebtedness	-	(1,478)	-	(2,739)
Increase in other long-term debt	-	699	44	2,805
Repayment of other long-term debt	(535)	(1,134)	(3,661)	(5,461)
Proceeds from the issuance of shares	167	178	906	1,138
Repurchase of shares	-	(12)	-	(12)
	(88,368)	(56,747)	(47,711)	(8,269)
Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(10,301)	(17,239)	(44,938)	(97,030)
Business acquisition	(1,196)	-	(1,196)	(126,819)
Restricted cash related to business acquisition	1,922	-	3,958	(10,000)
Proceeds on disposal of assets held for sale	661	2,612	6,349	3,736
Net decrease in other assets	412	294	1,629	2,826
	(8,502)	(14,333)	(34,198)	(227,287)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	32	(230)	105	(202)
Net increase (decrease) in cash and cash equivalents during the period	25,254	(838)	87,375	3,107
Cash and cash equivalents, beginning of period	74,478	13,195	12,357	9,250
Cash and cash equivalents, end of period	$99,732	$12,357	$99,732	$12,357

See accompanying condensed notes to consolidated financial statements.

13

Gildan Activewear Inc.- Condensed notes to the consolidated financial statements
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted)

For complete notes to the consolidated financial statements, please refer to the filings with the various securities regulatory authorities dated December 9, 2009.

1.	Statement of earnings classification:

Effective the first quarter of fiscal 2009, the Company changed certain classifications of its statement of earnings and comprehensive income with retrospective application to comparative figures presented for prior periods. These new classifications align the results of operations by function and incorporate presentation requirements under the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3031, Inventories, which has been adopted effective the first quarter of fiscal 2009. Pursuant to the requirements of Section 3031, depreciation expense related to manufacturing activities is now included in cost of sales. The remaining depreciation and amortization expense has been reclassified to selling, general and administrative expenses. Depreciation and amortization expense is therefore no longer presented as a separate caption on the statement of earnings and comprehensive income. In addition, the Company reclassified certain other items in its statement of earnings and comprehensive income. Outbound freight to customers, previously classified within selling, general and administrative expenses, is now reported within cost of sales. Also, a new caption is now presented for financial expenses and income, which includes interest income and expenses (including mark-to-market adjustments of interest rate swap contracts), foreign exchange gains and losses (including mark-to-market adjustments of forward foreign exchange contracts), and other financial charges. Interest expense net of interest income was previously reported as a separate caption, while foreign exchange gains and losses were previously included in cost of sales. Other financial charges were previously reflected in selling, general and administrative expenses. For the year ended October 5, 2008 these changes in classification have resulted in a decrease of $63.8 million and $8.7 million in gross profit and selling, general and administrative expenses, respectively, compared to the amounts previously reported. The decrease of $63.8 million in gross profit is due to reclassifications of $44.1 million of depreciation and amortization expense, $20.6 million of outbound freight to customers less $0.9 million of foreign exchange loss and other financial income. There was no impact on net earnings as a result of these changes in classification.

For the fourth quarter of fiscal 2008, these changes in classification have resulted in a decrease in amounts previously reported for gross profit of $16.3 million and a decrease of $1.7 million in selling, general and administrative expenses. The decrease of $16.3 million in gross profit is due to reclassifications of $11.8 million of depreciation and amortization expense, $4.7 million of outbound freight to customers less $0.2 million of foreign exchange loss and other financial income.

2.	Adoption of new accounting policy:

In February 2008, Canada’s Accounting Standard’s Board (AcSB) issued CICA Handbook Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new Section also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. This Section applies to annual financial statements relating to the Company’s fiscal year beginning on October 6, 2008 and has been adopted on a retrospective basis effective from the first quarter of fiscal 2009.

Prior to the adoption of Section 3064, the Company deferred and amortized plant start-up costs on a straight-line basis over two years. The impact of adopting this Section, on a retrospective basis, was an increase of $1.8 million in net earnings for fiscal 2008 (increase of $0.01 in basic and diluted earnings per share). The adoption of this Section also resulted in a decrease of $0.8 million in other assets as at October 5, 2008 and a decrease of $2.5 million in shareholders’ equity at October 1, 2007.

The impact of adopting this Section, on a retrospective basis, was an increase of $0.5 million in net earnings for the three months ended October 5, 2008 with no change in the reported basic or diluted earnings per share.

Gildan Activewear Inc. – Condensed notes to the consolidated financial statements
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted)

3.

Restructuring and other charges:

	Three months ended		Twelve months ended
	October 4,	October 5,	October 4,	October 5,
	2009	2008	2009	2008

Loss (gain) on disposal of assets held for sale	$34	$(160)	$(619)	$(526)
Asset impairment loss and write-down of assets held for sale	374	1,000	1,595	2,700
Employee termination costs and other benefits	4	(555)	2,103	(155)
Carrying and dismantling costs associated with assets held for sale	366	1,275	3,120	3,470
	$778	$1,560	$6,199	$5,489

4.

Depreciation and amortization:

	Three months ended		Twelve months ended
	October 4,	October 5,	October 4,	October 5,
	2009	2008	2009	2008
		(Recast -		(Recast -
		note 2)		note 2)

Depreciation and amortization of property, plant and equipment and intangible assets	$16,990	$15,240	$65,407	$57,135
Adjustment for the variation of depreciation of property, plant and equipment included in inventories at the beginning and end of the period	1,828	(1,334)	(2,437)	(957)
Depreciation and amortization included in the consolidated statements of earnings and comprehensive income	$18,818	$13,906	$62,970	$56,178

Consists of:
Depreciation of property, plant and equipment	$17,983	$13,137	$59,571	$52,887
Amortization of intangible assets	799	579	3,197	3,070
Amortization of deferred financing costs and other	36	190	202	221
Depreciation and amortization included in the consolidated statements of earnings and comprehensive income	$18,818	$13,906	$62,970	$56,178

5.

Financial expense (income) net:

	Three months ended		Twelve months ended
	October 4,	October 5,	October 4,	October 5,
	2009	2008	2009	2008
Interest expense	$209	$1,158	$1,824	$7,223
Bank and other financial charges	326	208	1,039	946
Foreign exchange loss (gain)	465	429	(3,167)	1,071
	$1,000	$1,795	$(304)	$9,240

15

Gildan Activewear Inc. – Condensed notes to the consolidated financial statements
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted)

6.

Segmented Sales:

	Three months ended		Twelve months ended
	October 4,	October 5,	October 4,	October 5,
	2009	2008	2009	2008

The company has two customers accounting for at least 10% of total net sales:
Company A	19.9%	22.9%	18.6%	23.1%
Company B	14.6%	13.4%	15.5%	13.6%

Net sales were derived from customers located in the following geographic areas:
United States	$272,882	$292,732	$939,717	$1,125,961
Canada	11,967	14,136	35,134	56,353
Europe and other	16,871	17,849	63,468	67,397
	$301,720	$324,717	$1,038,319	$1,249,711

Net sales by major product group:
Activewear and underwear	$240,781	$253,031	$795,535	$957,061
Socks	60,939	71,686	242,784	292,650
	$301,720	$324,717	$1,038,319	$1,249,711